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                                                                    EXHIBIT 99.5



Contact:   Jeffrey J. Hattara                (NYSE-BMC)
          (612) 851-6030                     FOR IMMEDIATE RELEASE



              BMC INDUSTRIES, INC. ANNOUNCES REORGANIZATION OF ITS
                        PRECISION IMAGED PRODUCTS GROUP


March 10, 2000 - Minneapolis, Minnesota - BMC Industries, Inc. today announced the reorganization of its Precision Imaged Products group's two operating units, Mask Operations and Buckbee-Mears St. Paul. These two business units have been combined into one integrated leadership and operational team under the name Buckbee-Mears. This group will be led by Benoit Pouliquen, President and Chief Operating Officer of BMC.

Paul B. Burke, BMC's Chairman and Chief Executive Officer said, "The mask business and Buckbee-Mears St. Paul share core technologies that can be leveraged into new product opportunities. We believe that by combining the high volume production capabilities derived from the mask business with the market access and value-added processes of Buckbee-Mears St. Paul, we can dramatically grow and diversify our revenue and profit stream. This will also allow us to more rapidly realize the benefits of the significant individual and partnership development efforts currently underway."

BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC. The Company's web site can be accessed at www.bmcind.com.


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